September 29, 2006

Mrs. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Saturna Investment Trust File Nos. 33-13247; 811-05071
Post-Effective Amendment No. 27 on Form N-1A

Dear Ms. Williams:

This letter responds to the comments that you recently gave me regarding the referenced Post-Effective Amendment on Form N-1A, relating to Saturna Investment Trust. We appreciate your assistance in reviewing our material and making comments designed to improve our disclosure.

Each of your comments is repeated below, with our responses immediately following.

Prospectus

Comment: Pages 3-4 you said that the calendar year-to-date performance figures should be added after the bar graphs by footnote.

Response: The requested information has been added.

Comment: The Annual Fund Operating Expenses table should be revised by eliminating the actual expense column, showing only the Pro-Forma expense information.

Response: The table has been revised to only include Pro-Forma information, and related changes made as appropriate. Reference is made in the footnotes to the Annual Report as a source of the actual operating expense history.

Comment: You noted that the prospectus lacks a Shareowner Fees table called for by Item 3.

Response: Since the items called for in the table were identical for all four funds, they were contained in narrative above the Annual Fund Operating expense table. The narrative has been removed, and the information is now provided in table form, placed above the Annual Fund Operating expense table.

Comment: Under the caption “Investment Adviser” on page 7, the tenure each portfolio manager with the funds he manages must be given.

Response: The paragraph has been revised to include additional information about each portfolio manager, as described in Item 5(a)(2).

Comment: On Page 8, under caption “How to Buy Shares” (continued), fourth paragraph end of first sentence you asked that we add “according to those agreements.”

Response: We have added that phrase.

Comment: On Page 8, under the caption “How to Redeem Shares”, sixth paragraph, third bullet point, next to last sentence read as follows:

You will be required to describe the use of the funds being redeemed and provide other details.

You asked us to substantiate the need for requiring the description of the use of the funds.

Response: Saturna inquires as to the purpose of international bank wires in an effort to ensure compliance with US agencies implementing the Financial Action Task Force, Recommendation #21*. We have modified the last sentence of the applicable paragraph to apply only to international transactions. The relevant sentence now reads as follows:

You will be required to provide other details, such as the purpose for international bank wires.

* 21.“Financial institutions should give special attention to business relationships and transactions with persons, including companies and financial institutions, from countries which do not or insufficiently apply the FATF Recommendations. Whenever these transactions have no apparent economic or visible lawful purpose, their background and purpose should, as far as possible, be examined, the findings established in writing, and be available to help competent authorities. Where such a country continues not to apply or insufficiently applies the FATF Recommendations, countries should be able to apply appropriate countermeasures.”

Comment: On page 9, first paragraph, second sentence, under the caption “Dividends” you noted that we had omitted required disclosure (Form N-1A question 6(f)(1)(i)) regarding taxation of capital gains at differing rates depending on length of time held.

Response: The sentence has been revised to read as follows:

Distributions from capital gains (which may be taxable at different rates depending on the length of time a Fund holds its assets) are paid at the end of November.

Comment: Page 10, Financial Highlights. You commented that provision should be made for Rule 318 under Regulation S-X for updated financial information.

Response: The table for each Fund was augmented to include a new column with the results for the first six months of the fiscal year (information taken from the Semi-Annual Report of May 31, 2006).

Statement of Additional Information

Comment: Page 6, under the caption “Portfolio Information” you asked for a change in wording of the next to last paragraph as follows:

The Funds only disclose month-end portfolio holdings.

You also commented that a statement be included to the effect that no one receives compensation in connection with disclosure of the Funds’ portfolios.

Response: As to the first comment, we have changed the language as you requested.

In response to the second comment, we have added a new sentence immediately before the last sentence as follows:

No person associated with the Funds receives compensation in connection with disclosure of portfolio information.

Comment: Page 10, under the caption “Advisory Fee”, you asked that the Performance Fee descriptions should be revised to make clear that the performance adjustments are based on net assets over the performance period.

Response: We have revised the first bullets read as follows:

… the Base Fee is increased or decreased by the annual rate of .10% based on the Fund’s average net assets over the performance period (one year).

Comment: Page 13 under the caption “Brokerage Allocation”, second sentence, you commented that the phrase “and for selling shares of any fund of Saturna Investment Trust” must be removed.

Response: We have removed the referenced language. We affirm that Saturna Capital has never followed this practice with respect to any of the mutual funds that it manages.

On behalf of Saturna Investment Trust, I acknowledge that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings:
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
  The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. Again, thank you for your assistance.

Very truly yours,

Nicholas Kaiser

cc: James Strain
Sommer Barnard